June 23, 2020

Ms. Anne Nguyen Parker

Office Chief

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	LiquidPiston, Inc.
Offering Circular on Form 1-A Filed May 20, 2020 File No. 024-11219

Dear Ms. Parker:

We acknowledge receipt of the comments in your letter dated June 15, 2020 regarding the Offering Statement of LiquidPiston, Inc. (the “Company”), which we have set out below, together with our responses.

Form 1-A Regulation Offering Statement

We are and may continue to be significantly impacted by the worldwide economic downturn due to the COVID-19 pandemic. , page 6

1.	We note that you have received $323,507 in government (SBA) assistance including partially forgivable loans under the Paycheck Protection Program. Please disclose the following: (i) the material terms of the loan; (ii) how you intend to use the loan proceeds; and (iii) whether you expect the loan to be forgiven.

The Company has revised the disclosure in the “Risk Factors” and MD&A sections of the Offering Circular requested by the Staff.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Trend Information, page 19

2.	Please expand your disclosure to describe how you expect the COVID-19 pandemic to impact your future operating results and near-and-long-term financial condition.

The Company has expanded its disclosure as requested by the Staff.

1

Selling Stockholders, page 31

3.	We note your disclosure that Selling stockholders will participate on a pro rata basis. Please revise your disclosure to explain the mechanics for how investors will purchase shares from the selling stockholders.

The Company has revised the Offering Circular to explain the mechanics of the selling stockholders’ sales as requested by the Staff.

Notes to the Consolidated Financial Statements, page F-7

4.	Please revise your notes to the consolidated financial statements to include your policy for the recognition of grant revenue. Your disclosures should include the conditions, if any, that must be meet in order for revenue to be recognized and why you believe it is appropriate to classify such amounts as revenue rather than income or reduction of expense.

The Company has revised the notes to the consolidated financial statements as requested by the Staff to reflect that it recognizes revenue since the contracts with the Department of Defense (“DOD”) are Other Transaction Authority (“OTA”) agreements. The Company has revised all references to grants in the Offering Circular accordingly.

5.	We note from your disclosures elsewhere in the filing that your DOD awards through DARPA and the Army concluded in 2019 as you successfully delivered all contractual deliverables of these programs. Please tell us whether such deliverables represented performance obligations under ASC 606. As part of your response, please describe for us in greater detail the nature and terms of the arrangements with the respective government entities, including any goods or services you provided in exchange for the grant, and your consideration of the arrangements under the guidance ASC 606 as it is not apparent from your notes to the consolidated financial statements.

The Company notes that the revenues disclosed in its consolidated financial statements for 2018 and 2019 relating to DOD contracts are considered as performance obligations under ASC 606 and as such are considered as revenue based on its revenue recognition policy in accordance with GAAP.  The DOD contracts are OTA agreements. The Company’s responsibility under the OTA was for engineering services and prototype development and delivery. According to DARPA, OTA agreements are legally binding instruments that may be used by the government to engage industry and academia for a broad range of research and prototyping activities. OTA agreements are typically defined by what they are not: they are not standard procurement contracts, grants, or cooperative agreements. As such, they are generally not subject to the federal laws and regulations that apply to government procurement contracts (e.g., FAR/DFARS). Based on this contractual definition of an OTA agreement, the Company has treated the contract as falling under the accounting provisions of ASC 606 in respect to revenue recognition.

General

6.	We note that bonus shares are being offered to investors that qualifies as a StartEngine OWNers. We also note that bonus shares are being offered to investors who meet certain investment thresholds set forth on page 32. Please revise your disclosures to clarify whether the bonus shares being offered by the selling shareholders are shares that they currently own.

The Company has decided not to offer bonus shares to StartEngine OWNers and will now only offer bonus shares based on amounts invested by subscribers. The Company has revised the Offering Circular to make clear that there is only one bonus available. In addition, the Company has revised the Offering Circular to clarify that the shares being sold by selling stockholders are shares that are either owned as of the date of the Offering Circular or will be shares they acquire by exercise of vested options or conversion of shares of preferred stock immediately prior to any closing in which the stockholders will sell shares, per the terms of the power of attorney granted by the stockholders.

2

7.	It appears that StartEngine Crowdfunding, Inc. may be acting as an underwriter. Please identify StartEngine Crowdfunding, Inc. as such or explain why it is not an underwriter.

The Company has not identified StartEngine Crowdfunding, Inc. (“SE Crowdfunding”) as an underwriter since SE Crowdfunding is not an underwriter within the sense of Section 2(a)(11) of the Securities Act. It does not and will not participate in the distribution of securities, or determine the structure or terms of the offering in any way. It will merely provide technology and administrative services. Please note, as explained in the response to Comment 6, the Company does not plan to offer bonus shares to owners of the shares of SE Crowdfunding and has revised the Offering Circular to delete references to that.

8.	We note that you have a limited pool of bonus shares and that you are offering two types of bonus shares. Please revise your disclosure to address whether certain investors will be unable to receive the bonus shares if you have issued all of the shares from the bonus share pool. Please consider including appropriate risk factor disclosures.

The Company will now only be offering bonus shares for certain investment thresholds and believes that the Company and the selling stockholders are offering a sufficient number of bonus shares such that there is no risk that certain investors will not be able to receive bonus shares.

Thank you again for the opportunity to respond to your questions to the Offering Statement of LiquidPiston, Inc. If you have additional questions or comments, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli

Partner

CrowdCheck Law LLP

cc:     Alec Shkolnik

Chief Executive Officer

LiquidPiston, Inc.

3